July 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attention: Mindy Hooker

Re:	KULR Technology Group, Inc.
Registration Statement on Form S-3 File No. 333-257697
Filed on July 6, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), KULR Technology Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Tuesday, July 13, 2021, at 5:00 p.m. Eastern Time, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Sichenzia Ross Ference LLP., by calling Jay K. Yamamoto, Esq. at 646-810-0604.

Very truly yours,

/s/ Michael Mo
Michael Mo
Chief Executive Officer